UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

Commission File Number: 000-53082

AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English)

10F, Room#1005, Fortune Int’l Building
No. 17, North DaLiuShu Road
Hai Dian District, Beijing 100081
People’s Republic of China
(Address of Principal Executive Offices)

Spring Creek Acquisition Corp.
(Former Name)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

IMPORTANT NOTICES

This Report of Foreign Private Issuer, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding AutoChina International Limited’s (f/k/a/ Spring Creek Acquisition Corp.) (the “Company”) strategy, future operations, future financial position, prospects, plans and objectives of management, as well as statements, other than statements of historical facts, regarding AutoChina’s industry, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the Company. Important factors that could cause actual results or events to differ materially from the forward-looking statements, include among others: changing principles of generally accepted accounting principles; outcomes of government reviews, inquiries, investigations and related litigation; compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the automobile business in China; fluctuations in customer demand; management of rapid growth; changes in government policy; the fluctuations in sales of consumer and commercial vehicles in China; China’s overall economic conditions and local market economic conditions; the Company’s ability to expand through strategic acquisitions and establishment of new locations; and geopolitical events.

Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the Company. The Company does not assume any obligation to update any forward looking statements.

2

  Completion of Acquisition or Disposition of Assets

On April 9, 2009, pursuant to the terms of a share exchange agreement, dated as of February 4, 2009, as amended (the “Share Exchange Agreement”), by and among Yong Hui Li, Yan Wang, Honest Best Int’l Ltd., AutoChina Group Inc. (together with its subsidiaries and affiliated entities, “AutoChina”), Fancy Think Limited, Hebei Chuanglian Trade Co., Ltd., Hebei Kaiyuan Real Estate Development Co., Ltd., Hebei Huiyin Investment Co., Ltd., Hebei Hua An Investment Co., Ltd., Hebei Tianmei Insurance Agency Co., Ltd., Hebei Shijie Kaiyuan Logistics Co., Ltd., Hebei Shijie Kaiyuan Auto Trade Co., Ltd., Shanxi Chuanglian Auto Trade Co., Ltd., and AutoChina International Limited (f/k/a Spring Creek Acquisition Corp.) (the “Company”), the Company acquired all of the outstanding securities of AutoChina, resulting in AutoChina becoming a wholly owned subsidiary of the Company (the “Transaction”).

AutoChina consists of two primary reportable segments: the commercial vehicle financing segment and the automotive dealership segment. AutoChina is a full-service, integrated retailer of consumer automobiles and related services and provider of commercial vehicle financing and related services under the “Kaiyuan Auto” brand name. Through its strategically located network of automotive dealerships and commercial vehicle financing centers, AutoChina provides one-stop service for the needs of its customers, including retail sales of new and used consumer automobiles, aftermarket parts sales, service and repair facilities, commercial vehicle financing and related administrative services.

Pursuant to the Share Exchange Agreement, at the closing of the Transaction, the Company paid 8,606,250 ordinary shares in the Company in upfront consideration, of which 10% was held back and placed in escrow. The release of 50% of the holdback consideration is conditioned on the combined company exceeding $22.5 million EBITDA and 30% EBITDA Growth (each as defined in the Share Exchange Agreement) for the 2009 fiscal year, and the remaining 50% of the holdback consideration will be released on the later of 20 days following delivery of the 2009 audited financial statements for the combined company and one year from the date of the closing of the transactions contemplated in the Share Exchange Agreement, in each case less any damages claimed pursuant to the indemnification provisions of the Share Exchange Agreement at the time of such release. In addition, pursuant to an earn-out provision in the Share Exchange Agreement, the Company agreed to issue to AutoChina’s prior shareholder between 5% and 20% of the number of ordinary shares outstanding as of December 31 of the fiscal year immediately prior to such earn-out issuance for achieving a minimum EBITDA and certain Targeted EBITDA Growth (each as defined in the Share Exchange Agreement) in each of the next five years, through the year ended December 31, 2013.

In connection with the approval of the Transaction at the April 8, 2009 Extraordinary General Meeting of Shareholders of the Company, the Company’s shareholders also approved (i) the election of three (3) directors to the Board of Directors of the Company, each to serve until his or her term has expired and until his or her successor is duly elected and qualified; (ii) the adoption of the AutoChina International Limited 2009 Equity Incentive Plan, which provides for the grant of the right to purchase up to 1,675,000 ordinary shares of the Company, representing up to approximately 10% of the Company’s share capital upon the completion of the acquisition, plus the shares issuable pursuant to the incentive plan, to directors, officers, employees and/or consultants of the Company and its subsidiaries; (iii) an amendment to the Company’s Amended and Restated Memorandum and Articles of Association to change the Company’s corporate name to AutoChina International Limited; and (iv) an amendment to the Company’s Amended and Restated Memorandum and Articles of Association to remove certain provisions containing procedures and approvals applicable to the Company prior to the consummation of a business combination that will no longer be operative upon consummation of the acquisition.

In addition, as of April 9, 2009, after the closing of the Transaction, the Company closed on its previously announced agreements to purchase 3,053,910 ordinary shares for an aggregate of $24,217,506.30.  Such shares were voted in favor of the Transaction.

On April 7, 2009, the Company entered into certain Put and Call Agreements with four of its shareholders. Pursuant to such agreements, the Company agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”) to the Company, an aggregate of 156,990 ordinary shares at an exercise price of $9.05 per ordinary share, less the per share portion of any cash dividend or other cash distribution paid to the Company’s shareholders prior to the exercise of the put option or the call option. The put options are exercisable during the two week period commencing on October 9, 2009. The call options are exercisable until October 9, 2009, subject to certain limitations. In connection with these agreements, the Company entered into an Escrow Agreement, dated April 7, 2009, with the shareholders, Honest Best Int’l Limited, the sole shareholder of AutoChina prior to the Transaction, and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent will hold 7,745,625 ordinary shares of the Company issued to Honest Best Int’l Limited in connection with the Transaction, together with $376,776 in cash provided by the Company, to secure payment of the exercise price by the Company.

On April 7, 2009, the Company entered into certain Put and Call Agreements with four of its shareholders. Pursuant to the agreements, the Company agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”) to the Company, an aggregate of 299,000 ordinary shares at an exercise price of $8.50 per share, less the per share portion of any cash dividend or other cash distribution paid to the Company’s shareholders prior to the exercise of the put option or the call option. The put options are exercisable during the two week period commencing on October 9, 2009. The call options are exercisable until October 9, 2009, subject to certain limitations.

On April 8, 2009, the Company entered into a Put and Call Agreement with two of its shareholders. Simultaneously with the execution of the agreement, the shareholders purchased an aggregate of 548,800 ordinary shares of the Company at a purchase price of $7.865 per ordinary share. Pursuant to the agreement, the Company agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”), an aggregate of 548,800 ordinary shares at an exercise price of $8.40 per share, less the per share portion of any cash dividend or other cash distribution paid to the Company’s shareholders prior to the exercise of the put option or the call option. The Company also paid the shareholders an aggregate of $57,624 in connection with the agreement.  The put options are exercisable during the two week period commencing on October 9, 2009. The call options are exercisable until October 9, 2009, subject to certain limitations.  In connection with this agreement, the Company entered into an Escrow Agreement, dated April 8, 2009 with the shareholders, AutoChina and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent will hold $4,609,920 in cash provided by the Company to secure payment of the exercise price by the Company.

BUSINESS

The business of the Company is described in the Company’s Final Proxy Statement, filed with the Securities and Exchange Commission (the “SEC”) as Exhibit 99.1 to its Form 6-K dated March 11, 2009, in the section entitled “Information about AutoChina,” beginning on page 82, which is incorporated herein by reference.

RISK FACTORS

The risks associated with the business of the Company are described in the Company’s Final Proxy Statement, filed with the SEC as Exhibit 99.1 to its Form 6-K dated March 11, 2009, in the section entitled “Risk Factors,” beginning on page 18, which is incorporated herein by reference.

FINANCIAL INFORMATION

The financial information of the Company is included in the Company’s Final Proxy Statement, filed with the SEC as Exhibit 99.1 to its Form 6-K dated March 11, 2009, in the sections entitled “AutoChina Management’s Discussion and Analysis of Financial Condition And Results of Operations,” beginning on page 97, “Spring Creek Management’s Discussion And Analysis or Plan of Operations,” beginning on page 108, “Unaudited Pro Forma Condensed Combined Financial Statements,” beginning on page 111, and the financial statements beginning on page F-1, each of which is incorporated herein by reference.

PROPERTIES

The facilities are described in the Company’s Final Proxy Statement, filed with the SEC as Exhibit 99.1 to its Form 6-K dated March 11, 2009, in the sections entitled “Information about Spring Creek – Facilities,” beginning on page 107, and “Information about AutoChina – Overview,” beginning on page 82, each of which is incorporated herein by reference.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security ownership of the combined company after the acquisition is described in the Company’s Final Proxy Statement, filed with the SEC as Exhibit 99.1 to its Form 6-K dated March 11, 2009, in the section entitled “Beneficial Ownership of Securities – Security Ownership of the Combined Company After the Acquisition,” beginning on page 129, which is incorporated herein by reference.

DIRECTORS AND EXECUTIVE OFFICERS

The directors and executive officers of the Company immediately after the consummation of the acquisition are described in the Company’s Final Proxy Statement, filed with the SEC as Exhibit 99.1 to its Form 6-K dated March 11, 2009, in the section entitled “Directors and Management,” beginning on page 118, which is incorporated herein by reference.

On April 8, 2009, Yong Hui Li, Thomas Luen-Hung Lau and Hui Kai Yan were elected as directors of the Company and Jim Yee-Ming Wu, William Tsu-Cheng Yu, Fan Chen, Gary Chang, Tie Qin Ye and Xiaoshan Qian resigned as directors of the Company.

EXECUTIVE COMPENSATION

The executive compensation of the executive officers and directors is described in the Company’s Final Proxy Statement, filed with the SEC as Exhibit 99.1 to its Form 6-K dated March 11, 2009, in the sections entitled “Directors and Management – Director Compensation,” “Directors and Management – AutoChina Executive Compensation,” and “Directors and Management – Compensation Committee Interlocks and Insider Participation,” beginning on page 120, each of which is incorporated herein by reference.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The description of certain relationships and related transactions are described in the Company’s Final Proxy Statement, filed with the SEC as Exhibit 99.1 to its Form 6-K dated March 11, 2009, in the section entitled “Certain Relationships and Related Transactions,” beginning on page 123, which is incorporated herein by reference.

LEGAL PROCEEDINGS

The legal proceedings are described in the Company’s Final Proxy Statement, filed with the SEC as Exhibit 99.1 to its Form 6-K dated March 11, 2009, in the sections entitled “Information about AutoChina – Legal Proceedings,” on page 96, and “Information about Spring Creek – Legal Proceedings,” beginning on page 107, each of which is incorporated herein by reference.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Information about the market price, number of stockholders of record and dividends is described in the Company’s Final Proxy Statement, filed with the SEC as Exhibit 99.1 to its Form 6-K dated March 11, 2009, in the section entitled “Price Range of Securities and Dividends,” beginning on page 44, which is incorporated herein by reference.

RECENT SALES OF UNREGISTERED SECURITIES

Information about the Company’s recent sales of unregistered securities is provided in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on April 15, 2008, in the section entitled “Recent Sales of Unregistered Securities,” beginning on page 15, which is incorporated herein by reference.

DESCRIPTION OF REGISTRANT’S SECURITIES

The description of the Company’s ordinary shares, preferred shares, warrants and other securities can be found in the Company’s Final Proxy Statement, filed with the SEC as Exhibit 99.1 to its Form 6-K dated March 11, 2009, in the section entitled “Spring Creek’s Securities,” beginning on page 132, which is incorporated herein by reference.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

A description of the indemnification provisions are set forth in the Company’s Final Proxy Statement, filed with the SEC as Exhibit 99.1 to its Form 6-K dated March 11, 2009, in the section entitled “Spring Creek’s Securities – Limitation of Liability of Directors and Officers,” beginning on page 135, which is incorporated herein by reference.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and selected financial information of the Company are included in the Company’s Final Proxy Statement, filed with the SEC as Exhibit 99.1 to its Form 6-K dated March 11, 2009, in the sections entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” beginning on page 111, and the financial statements beginning on page F-1, each of which is incorporated herein by reference.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ONACCOUNTING AND FINANCIAL DISCLOSURE

Reference is made to the Company’s Final Proxy Statement, filed with the SEC as Exhibit 99.1 to its Form 6-K dated March 11, 2009, in the section entitled “Directors and Management” beginning on page 120, which is incorporated herein by reference.

Reference is made to the disclosure set forth under the section entitled “Change in Registrants Certifying Accountant” of this Current Report on Form 6-K, which disclosure is incorporated herein by reference.

Unregistered Sales of Equity Securities

Reference is made to the disclosure set forth under the section entitled “Completion of Acquisition or Disposition of Assets - Recent Sales of Unregistered Securities” of this Current Report on Form 6-K, which disclosure is incorporated herein by reference.

Change in Registrant’s Certifying Accountant

On September 19, 2008, the Company engaged Grobstein, Horwath & Co. (“Grobstein”) as its principal accountant and dismissed UHY LLP (“UHY”) from that role. UHY served as the Company’s independent public accountant during the fiscal year ended December 31, 2007. During such period, there were no disagreements with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. The audit report of the Company on the balance sheet of the Company as of December 31, 2007, and the related statements of operations, changes in stockholders equity and cash flows for the period from October 16, 2007 (inception) to December 31, 2007 did not contain any adverse opinion or disclaimer of opinion, nor were any qualified or modified as to uncertainty, audit scope, or accounting principles

During the fiscal year ended December 31, 2007, the Company did not consult with Grobstein regarding (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements and no written or oral advice was provided by Grobstein that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was either the subject of a disagreement or event, as set forth in Item 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K.

On December 8, 2008, Crowe Horwath LLP (“Crowe Horwath”) acquired certain assets of Grobstein, and many of the partners of Grobstein became partners of Crowe Horwath. On January 12, 2009, the Company engaged Crowe Horwath as its principal independent registered accounting firm and Crowe Horwath will be conducting the audit of the Company’s fiscal year ended December 31, 2008. Grobstein served as the Company’s  independent public accountant from September 19, 2008 until December 8, 2008. During such period, there were no disagreements with Grobstein on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. Grobstein did not prepare an audit report of the Company during this time.

During the fiscal year ended December 31, 2008, the Company did not consult with Crowe Horwath regarding (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements and no written or oral advice was provided by Crowe Horwath that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was either the subject of a disagreement or event, as set forth in Item 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K.

The Company has requested UHY and Grobstein to furnish letters addressed to the SEC stating whether each agrees with the above statements.  A copy of such letters will be filed as amendments to this Current Report on Form 6-K.

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers

Reference is made to the disclosure set forth under the sections entitled “Completion of Acquisition or Disposition of Assets - Directors and Executive Officers” and “Completion of Acquisition or Disposition of Assets - Executive Compensation” of this Current Report on Form 6-K, and to the disclosure set forth under the section entitled “Proposal to Elect Directors” on page 73 of the Company’s Final Proxy Statement, filed with the SEC as Exhibit 99.1 to its Form 6-K dated March 11, 2009, which disclosures are incorporated herein by reference.

In addition, on April 8, 2009, Jim Yee-Ming Wu, William Tsu-Cheng Yu, Fan Chen, Gary Chang, Tie Qin Ye and Xiaoshan Qian resigned as directors of the Company.

Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

Amendments to the Company’s Amended and Restated Memorandum of Association are described in the Company’s Final Proxy Statement, filed with the SEC as Exhibit 99.1 to its Form 6-K dated March 11, 2009, in the sections entitled “Proposal to Change Name to AutoChina International Limited,” beginning on page 78, and “Proposal to Amend Spring Creek’s Amended and Restated Memorandum and Articles of Association to Remove Certain Provisions That Are No Longer Applicable to Spring Creek,” beginning on page 79, each of which is incorporated herein by reference. Each of these proposals was approved at the April 8, 2009 Extraordinary General Meeting of the Shareholders of the Company. The Company’s Second Amended and Restated Memorandum of Association was filed with the Registrar of Companies of the Cayman Islands on April 8, 2009.

Change in Shell Company Status

The material terms of the transaction by which the Company acquired all of the outstanding securities of AutoChina are described in the Company’s Final Proxy Statement, filed with the SEC as Exhibit 99.1 to its Form 6-K dated March 11, 2009, in the section entitled “Summary,” beginning on page 11, which is incorporated herein by reference, and under the section entitled “Completion of Acquisition or Disposition of Assets” of this Current Report on Form 6-K, which disclosure is incorporated herein by reference.

Financial Statements and Exhibits

(a), (b) and (c) Financial Statements

The financial statements and selected financial information of the Company are included in the Company’s Final Proxy Statement, filed with the SEC as Exhibit 99.1 to its Form 6-K dated March 11, 2009, in the sections entitled “AutoChina Management’s Discussion and Analysis of Financial Condition And Results of Operations,” beginning on page 97, “Spring Creek Management’s Discussion And Analysis or Plan of Operations,” beginning on page 108, “Unaudited Pro Forma Condensed Combined Financial Statements,” beginning on page 111, and the financial statements beginning on page F-1, each of which is incorporated herein by reference.

(d) Exhibits

Exhibit No.	Description

2.1	Share Exchange Agreement*
3.1	Second Amended and Restated Memorandum and Articles of
Association*
10.1	Amendment 1 to Share Exchange Agreement dated March 11, 2009**
99.1	Press Release dated April 8, 2009
99.2	AutoChina International Limited 2009 Equity Incentive Plan*

* Incorporated by reference to the Company’s Final Proxy Statement, filed with the SEC as Exhibit 99.1 to its Form 6-K dated March 11, 2009.

** Incorporated by reference to the Company’s Final Proxy Statement, filed with the SEC as Exhibit 10.1 to its Form 6-K dated March 25, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

Date: April 16, 2009	By:	/s/ Yong Hui Li
Name: Yong Hui Li
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Share Exchange Agreement*
3.1	Second Amended and Restated Memorandum and Articles of
Association*
10.1	Amendment 1 to Share Exchange Agreement dated March 11, 2009**
99.1	Press Release dated April 8, 2009
99.2	AutoChina International Limited 2009 Equity Incentive Plan*

* Incorporated by reference to the Company’s Final Proxy Statement, filed with the SEC as Exhibit 99.1 to its Form 6-K dated March 11, 2009.

** Incorporated by reference to the Company’s Final Proxy Statement, filed with the SEC as Exhibit 10.1 to its Form 6-K dated March 25, 2009.